Exhibit (m)(21) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

EXHIBIT D

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated Capital Income Fund

Class F Shares

This Distribution Plan is adopted as of the 12th day of February, 2004, by Federated Income Securities Trust with respect to the Class F Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.25 of 1% of the average aggregate net asset value of the Class F Shares of Federated Income Securities Trust held during the month.

Witness the due execution hereof this 1st day of March, 2004.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President